Ecopetrol S.A. Outlook Revised To Negative From Stable On Similar Action On Colombia; 'BB+' Ratings Affirmed

Research Update:

Ecopetrol S.A. Outlook Revised To Negative From Stable On Similar Action On Colombia; 'BB+' Ratings Affirmed

January 18, 2024

PRIMARY CREDIT ANALYST

Humberto Patino
Mexico City
+ 52 (55) 50814485
humberto.patino@spglobal.com

SECONDARY CONTACT

Alexandre P Michel
Mexico City
+ 52 55 5081 4520
alexandre.michel@spglobal.com

Rating Action Overview

- On Jan. 18, 2024, we revised the outlook on our foreign and local currency ratings on Colombia to negative from stable and affirmed our 'BB+/B' foreign currency and 'BBB-/A-3' local currency ratings. Our 'BBB' transfer and convertibility (T&C) assessment on the country remains unchanged.
- The negative outlook on Colombia reflects potentially weak investor confidence that could weigh on private investment and pose risks to our expectation that GDP growth will return to its trend rate of just above 3% in the next couple of years.
- As a result, on Jan. 18, 2024, S&P Global Ratings revised its outlook on Ecopetrol S.A. to negative from stable, reflecting the action on the foreign currency sovereign credit rating. We also affirmed our 'BB+' global scale ratings on the company, while its 'bbb-' stand-alone credit profile (SACP) remains unchanged.
- We have assigned a new management and governance (M&G) assessment of neutral to Ecopetrol. This assignment follows the Jan. 7 publication of S&P Global Ratings' revised criteria for evaluating the credit risks presented by an entity's M&G framework.

Rating Action Rationale

Private investment remains subdued, constraining Colombia's long-term economic prospects. Our GDP growth expectations for Colombia continue to be similar to the previous year--we estimate 1.3% growth for 2024 (versus estimated 1.2% in 2023). This is mainly because private-sector investment sentiment has failed to recover, which could hamper the sovereign's financial profile. In addition, we continue to see a consistently high deficit compared to pre-pandemic levels, even after the implementation of the fiscal reform.

The negative outlook on Colombia reflects our expectations that we could lower our ratings in the next two years if economic growth is below our expectations, we see indication of lower economic

resilience, and fiscal policies pose higher external vulnerabilities. (Please see "Colombia Outlook Revised To Negative On Subdued Economic Growth Prospects; 'BB+/B' Foreign Currency Ratings Affirmed," published Jan. 18, 2024).

Our rating on Ecopetrol moves in tandem with that on Colombia. We think the likelihood that the Colombian government would provide timely and sufficient extraordinary support to the company under stressed scenarios is very high. As a result, we cap our ratings on Ecopetrol at the same level as the foreign currency sovereign rating (foreign currency: BB+/Negative/B; local currency: BBB-/Negative/A-3), despite Ecopetrol's 'bbb-' SACP.

The cap mainly relates to our view that the company maintains a very strong link with the government, as well as a very important role as the leading oil and gas producer in the country. We also think that the government could increase taxes and/or dividends if it faces fiscal or external stress, which could restrict the company's liquidity flexibility.

Ecopetrol will remain aligned with the Colombian government's plans to transition to renewable and cleaner energy sources. Ecopetrol maintains specific strategies to lower carbon dioxide emissions and has clear targets for 2040, which include strengthening its presence in sustainability measures that enable renewable energy alternatives for the country. This supports our business and financial assessments on the company, so we don't expect to revise its SACP for the next 12 months, and forecast adjusted net debt to EBITDA to stay below 2x.

Outlook

The negative outlook on Ecopetrol reflects the negative outlook on Colombia. We expect Ecopetrol to continue to play a very important role in the Colombian economy and to maintain a very strong link with the government. Therefore, we consider that our ratings on Ecopetrol will most likely move in tandem with those on the sovereign.

Downside scenario

We would lower the ratings on Ecopetrol if we were to lower the sovereign ratings on Colombia. We could also revise down Ecopetrol's SACP if its financial performance weakens such that we expect its adjusted net debt to EBITDA to consistently rise above 2x. This could stem from lower crude oil prices and demand.

Upside scenario

We could revise the outlook back to stable on Ecopetrol if we were to take a similar action on the sovereign rating on Colombia, while all other factors remain unchanged. Additionally, although unlikely in the next 12-18 months, we could revise the SACP upward to 'bbb' if the company's operating and financial performance is well above our expectations.

Such a scenario could result from higher-than-expected production stemming from investments outside Colombia, leading to discretionary cash flow to debt at or above 25%, while Ecopetrol's adjusted net debt to EBITDA remains below 2x consistently. We would also expect to see conservative dividend distribution to shareholders.

Company Description

Ecopetrol is a vertically integrated oil and gas company based in Bogota, Colombia. The company is also engaged in power and infrastructure-related activities. It has a presence in Colombia, Brazil, Mexico, the U.S. Gulf Coast, and Singapore, as well as through ISA in Chile, Peru, and Bolivia.

Ecopetrol is involved in all stages of the hydrocarbon chain: exploration, production, refining, and marketing, as well as the electric transmission business. The government of Colombia currently owns 88.49% of Ecopetrol, making it the controlling shareholder, while institutional shareholders and retail investors own the remaining 11.51%.

Ratings Score Snapshot

Issuer credit rating	BB+/Negative/--
Business risk	Satisfactory
Country risk	Moderately High
Industry risk	Moderately High
Competitive position	Satisfactory
Financial risk	Intermediate
Cash flow/leverage	Intermediate
Anchor	bbb-
Modifiers:	
Diversification/portfolio effect	Neutral (no impact)
Capital structure	Neutral (no impact)
Financial policy	Neutral (no impact)
Liquidity	Adequate (no impact)
Management and governance	Neutral (no impact)
Comparable rating analysis	Neutral (no impact)
Stand-alone credit profile	bbb-

Related Criteria

- Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024
- Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024
- General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021
- General Criteria: Group Rating Methodology, July 1, 2019
- Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019
- Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March

28, 2018

- General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015
- Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014
- General Criteria: Methodology: Industry Risk, Nov. 19, 2013
- General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
- General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Ratings List

Ratings Affirmed; CreditWatch/Outlook Action

	To	From
Ecopetrol S.A.		
Issuer Credit Rating	BB+/Negative/--	BB+/Stable/--
Ratings Affirmed		
Ecopetrol S.A.		
Senior Unsecured	BB+	